

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 27, 2023

Ganesh Pattabiraman
Chief Executive Officer
NEXTNAV INC.
1775 Tysons Blvd., 5th Floor
McLean, VA 22102

   Re: NEXTNAV INC.
    Registration Statement on Form S-3
    Filed on June 23, 2023
    File No. 333-272875

Dear Ganesh Pattabiraman:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Bradley Ecker at (202) 551-4985 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing